

Mail Stop 3561

April 28, 2010

Via U.S. Mail and Facsimile to (303) 927-2467

Mr. Peter Swinburn
President & Chief Executive Officer
Molson Coors Brewing Company
1225 17th Street
Denver, CO 80202

> **Re: Molson Coors Brewing Company**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed on February 19, 2010**
> **File No. 1-14829**

Dear Mr. Swinburn:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services